UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

NEWMONT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-31240	84-1611629
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

6900 E Layton Ave
Denver, Colorado		80237
(Address of Principal Executive Offices)		(Zip Code)
LOGAN HENNESSEY (303) 863-7414
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2024.

SECTION 1 – CONFLICT MINERALS DISCLOSURE
Item 1.01 - CONFLICT MINERALS DISCLOSURE AND REPORT
Not applicable.
Item 1.02 - EXHIBIT
Not applicable.
SECTION 2 - RESOURCE EXTRACTIONS ISSUER DISCLOSURE
ITEM 2.01       RESOURCE EXTRACTION ISSUER DISCLOSURE AND REPORT
Newmont Corporation, a Delaware corporation and its subsidiaries (collectively, “Newmont,” “we,” “us,” or the “Company”), is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Newmont is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. Newmont’s ESTMA report is available on Newmont’s website at https://www.newmont.com/about-us/document-library or on the Government of Canada’s website at https://natural-resources.canada.ca/estma-data. The payment disclosure required by Form SD is included in Exhibit 2.01 to this Form SD.
SECTION 3 – EXHIBITS
ITEM 3.01       EXHIBITS
The following exhibits are included as part of this report:

Exhibit Number		Description

2.01	-	Extractive Sector Transparency Measures Act - Annual Report for Newmont Corporation for the year ended December 31, 2024.

104	-	Cover Page Interactive Data File (embedded within the XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWMONT CORPORATION

Date: June 4, 2025	By:	/s/ LOGAN HENNESSEY
Logan Hennessey Senior Vice President, Deputy General Counsel and Corporate Secretary